EXHIBIT A

The total taxable loss of Northeast Utilities for calendar year 2004 is $19,362,695.  This amount is evidenced by page 1 of form 1120 for the year ended December 31, 2004 attached hereto.

The Acquisition Debt related to Northeast Utilities’ acquisition of YES, Inc. was initially incurred March 1, 2000, but has been refinanced twice and is currently hedged with an interest rate swap that converts the fixed interest rate to floating.  Details are as follows:

March 1, 2000, $263,000,000 Term Loan

On March 1, 2000 NU entered into a 364-day Term Loan Agreement with a bank syndicate in the amount of $263,000,000, of which $261,360,090 of this amount represented the cash portion of the consideration in connection with the NU/Yankee merger and $1,639,910 reflected associated fees.  The term loan, which carried a Libor-based floating rate, expired on February 28, 2001.

February 28, 2001, $263,000,000 Floating Rate Note

At the maturity of the original term loan, February 28, 2001, NU refinanced this facility by issuing $263,000,000 of two-year Floating Rate Notes, which were based on 3-month Libor, and due February 28, 2003.  The notes were issued with 6-month call protection, allowing for the notes to be called anytime after August 28, 2001, at an amount equal to par plus interest accrued to the redemption date.

In connection with this financing, NU previously filed an S-3 Registration Statement with the SEC on February 7, 2001 registering $600 million in bonds.  This amount was sufficient to cover the issuance of the Floating Rate Notes and their subsequent refinancing (the Series A notes described below).

April 4, 2002, $263,000,000 Series A Senior Notes

On April 4, 2002, NU issued $263,000,000 of fixed rate, 10-year notes with a coupon of 7.25% and a maturity date of April of 2012.  The proceeds were used to defease and subsequently redeem the Floating Rate Notes.  The defeasance required the Company to deposit the full amount of the outstanding principal of the Floating Rate Notes as well as accrued interest through the next semi-annual payment date with the Trustee.  The Trustee then used the deposited amounts to redeem the Floating Rate Notes on May 29, 2002, which was the next interest payment date for the notes.

March 21, 2003, Interest Rate Swap

On March 21, 2003 NU entered into interest rate swap transactions with two counterparties to convert the 7.25% fixed interest rate on the $263,000,000 Series A Senior Notes to a floating rate, based on Libor plus a credit spread of 2.655%.  The two swap transactions each had a notional amount of $131,500,000.  Though executed in March of 2003, the swaps were effective beginning January 1, 2003.

EXHIBIT A

During 2004 Northeast Utilities incurred $12,698,784 of interest expense on Acquisition Debt (as defined in the Second Amended Restated Tax Allocation Agreement).  This amount is computed as follows:

Series A Senior Notes	$263,000,000

Fixed Interest Rate	7.25%

Interest Expense	$19,067,500

Amounts (received)/paid on Interest Rate Swap Agreements	($6,368,716)

Total Interest Expense	$12,698,784